Veea, Inc.

164 E. 83rd Street

New York, NY 10028

May 11, 2026

VIA EDGAR

Jan Woo

Division of Corporation Finance

Office of Technology
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Veea, Inc.
Post-Effective Amendments No. 1 to Registration Statements on Form S-1 and Registration Statement on Form S-1 Filed May 8, 2026 File Nos. 333-288878; 333-283775; and 333-293529

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veea, Inc. hereby requests acceleration of effectiveness of the above-referenced Post-Effective Amendments to Registration Statements and Registration Statement so that each will become effective at 4:00 p.m. ET on Tuesday, May 12, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Allen Salmasi
Allen Salmasi
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP